

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Christopher C. Schreiber
Executive Chairman of the Board
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

> **Re: Akers Biosciences, Inc.**
> **Correspondence filed July 21, 2020**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2020**
> **File No. 001-36268**

Dear Mr. Schreiber:

 We have reviewed your July 21, 2020, response to our comment on the Preliminary Proxy Statement filed June 13, 2020, and have the following comment.

 Please respond to this comment within ten business days by revising the filing or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy on Schedule 14A filed July 13, 2020

Proposal 1
Background, page 7

1. We note your response, in particular in paragraph three where you explain that "[t]he purpose of the Acquisition was for the Company to obtain certain license rights of Cystron under the License Agreement with Premas. Based on discussions among transaction parties, the Company determined that, in lieu of Cystron assigning its rights under the License Agreement to the Company, it would be more efficient for the Company to acquire Cystron since Cystron had no assets other than its rights under the License Agreement. More specifically, Cystron was formed on March 10, 2020 for the sole purpose of entering into the License Agreement on such date. Subsequently, Cystron had no paid employees, financial results or business operations other than activities related to the Acquisition with the Company. As such, Cystron merely served as a holding company for rights under the License Agreement, and the Company's acquisition of Cystron was

merely a legal construct to facilitate the acquisition of the license rights by the Company." We note in Proposal 1, in the section entitled "License Agreement" that Cystron holds a license with "Premas," which you do not identify by its full name anywhere in Proposals 1 or 2. In the shareholder table, you identify Premas Biotech LTV, Inc. It is unclear from the Premas website if Premas Biotech LTV, Inc. is the full name of that company, or if it is another related company. We note from the Premas Biotech website that "through a partnership with Akers Biosciences, Premas is leveraging DCrypt to develop a multicomponent recombinant protein vaccine against COVID-19." Revise the disclosure in the background section of Proposal 1 to provide the above information from your response, including clarifying that Cystron was created specifically to hold the Premas license for your purchase, to clarify to the nature of the transaction you state you have completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences